FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

April 29, 2013

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Amy Reischaver
Bryan J. Pitko
Jeffrey P. Riedler, Assistant Director

Re:	Fuse Science, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 22, 2013
File No. 333-187491

Ladies and Gentlemen:

In response to the Staffs’ letter of April 11, 2013, the Company hereby files Amendment No. 1 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response follows the comment itself.

General

1.           We note that you are registering the resale of 71,137,568 shares of your common stock by various selling shareholders. Given the size of the proposed offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please refer to Securities Act C&DI 612.09 and address the following among any other relevant factors:

•	how long the selling shareholders have held the shares;
•	the circumstances under which they received them;
•	their relationship to the issuer;
•	the amount of shares involved;
•	whether the sellers are in the business of underwriting securities;

Securities and Exchange Commission

April 29, 2013

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We also note that in July 2012 you registered the resale offering of an additional 35,792,770 shares of your common stock by several of the same selling shareholders as in the instant offering. Please inform us as to whether the selling shareholders have completed the resale of all of the shares in the July 2012 offering. Please note that we will consider the shares registered in the July 2012 offering as part of the instant offering if the resale of these shares by selling shareholders was not completed 60 days prior to the filing of the instant registration statement.

RESPONSE:	We hereby advise the Staff that the resale of the 35,792,770 shares of our common stock (the “2012 Shares”) pursuant to the Company’s Registration Statement on Form S-1, File No. 333-179682, by the selling stockholders named therein was completed in full more than sixty (60) days prior to the filing of the instant Registration Statement. Accordingly, the 2012 Shares should not be considered part of the instant offering covered by the Registration Statement.

We respectfully disagree with the Staff’s analysis in that the instant offering contemplated by the Registration Statement is not an offering “by or on behalf of the registrant,” as contemplated by Rule 415(a)(4) under the Securities Act of 1933.

None of the selling stockholders is an affiliate of the Company, either by reason of the number of shares they beneficially own otherwise. Further, no selling stockholder has any relationship to any other selling stockholder.

As disclosed in the Registration Statement, all of the shares being registered on behalf of the selling stockholders, other than National Securities Corporation, Steven Freifeld, Vincent Calicchia and Dawson Janes Securities, Inc. constitute 110% of the shares issuable upon conversion, exercise or otherwise pursuant to the Notes and 2013 Warrants sold in the March 2013 Financing. The shares registered on behalf of National Securities Corporation, Steven Freifeld, Vincent Calicchia and Dawson James Securities, Inc. underly the Placement Agent Warrants issued as compensation in connection with the March 2013 Financing.

Hudson Bay Master Fund Ltd., Iroquois Master Fund, Ltd., Cobrador Multi-Strategy Partners, LP and Evolution Capital Fund I, L.P. are engaged in the business of buying and selling securities. National Securities Corporation and Dawson James Securities, Inc. are FINRA-registered broker-dealers and Messrs. Freifeld and Calicchia are employed by National Securities Corporation.

We further call to the attention of the Staff that as of the date of this letter, the Notes and 2013 Warrants have been held by the selling stockholders for approximately two months since the closing of the March 2013 Financing. Moreover, given the historical trading volume for our shares, the Company believes that the selling stockholders would need to continue to bear the market risk for a significant portion of their investment for an extended period after the Registration Statement is declared effective, because it would be difficult for them to sell the number of shares covered thereby into the public market without materially adversely affecting the market price they would receive.

Securities and Exchange Commission

April 29, 2013

In addition to the foregoing, we respectfully point out to the Staff that as of the date of this letter, the Company has 234,586,984 shares of common stock outstanding of which, only 13,839,000 shares are held by officers, directors or 10% or greater shareholders. Accordingly, the 71,349,470 shares covered by the Registration Statement constitute less than one-third (approximately 32.4%) of the 220,747,989 outstanding shares of our common stock held by non-affiliates.

Based on the foregoing, we believe that the instant offering contemplated by the Registration Statement is not an offering “by or on behalf of the registrants” as contemplated by Rule 415(a)(d).

Prior Transactions with Selling Stockholders, page 16:

2.	In the table on page 16, please clarify:

•	the number of shares of common stock that were outstanding prior to each of the June 2011 Round I Financing and the February 2012 Financing; and
•	the number of shares of common stock that were outstanding prior to each financing and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

RESPONSE:	The table has been clarified in response to the Staff’s comment.

Non-affiliated owners and previously registered shares, page 17:

3.            In your table on page 17, please identify the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders. In addition, the table appears to indicate that no shares were previously registered for resale by the selling shareholders in prior registration statements, that no shares are currently held by selling shareholders, and that no shares were previously sold in resale transactions by the selling shareholders. Please reconcile these amounts with the statements elsewhere in the document, including the description of the February 2012 Financing, the related July 2012 registration statement, and your selling shareholders table.

RESPONSE:	The table has been revised in response to the Staff’s comment.

Securities and Exchange Commission

April 29, 2013

Selling Stockholders, page 23:

4.            We note that the table on page 23 lists 70,989,158 shares to be registered for resale by the selling shareholders. Please reconcile this with the 71,137,568 shares registered in the fee table and referenced elsewhere in the registration statement.

RESPONSE:	The selling stockholders table has been revised so that the number of shares registered for resale by the selling stockholders (second column) corresponds to the number of shares registered in the fee table and referenced elsewhere in the Registration Statement.

If you have any further questions or comments, kindly contact the undersigned at (305) 503-3873, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 462-4150.

Sincerely,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin, Chief Executive Officer